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SEC File Number 000-17377
CUSIP NUMBER 202736104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a

PART I — REGISTRANT INFORMATION

Commonwealth Bankshares, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

403 Boush Street

Address of Principal Executive Office (Street and Number)

Norfolk, Virginia 23510

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Commonwealth Bankshares, Inc. (the “Company”), holding company for Bank of the Commonwealth (the “Bank”), has been working diligently to complete all the required information for its annual report on Form 10-K for the fiscal year ended December 31, 2010, and a substantial part of such information has been completed as of this date, the Company requires additional time to complete the preparation of the Company’s financial statements for the fiscal year ended December 31, 2010 and other related disclosures in the Form 10-K.

The Form 10-K will be filed as soon as possible (and no later than the fifteenth calendar day following the prescribed due date).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cynthia A. Sabol	(757)	446-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Results of Operations and Financial Condition. The below information contains preliminary, unaudited information about the Company’s results of operation and financial condition for the year ended and as of December 31, 2010, which information is subject to change in the Company’s annual report on Form 10-K for the year ended December 31, 2010.

For the year ended December 31, 2010, the Company anticipates reporting a loss of $51.8 million, which would represent an increase in net loss of 101.1% from the $25.8 million loss reported for the comparable period in 2009. The Company expects its 2010 operating results to be negatively impacted by a provision provided for loan losses of $52.5 million. In addition, during the fourth quarter of 2010, the Company established a valuation allowance for its deferred tax asset of $23.6 million, all of which the Company expects to report as income tax expense during the fourth quarter of 2010. On a per share basis, diluted loss per share is expected to increase 100.5% to a loss of $7.52 per share for the year ended December 31, 2010 as compared with a loss of $3.75 per share for the year ended December 31, 2009. Book value per share as of December 31, 2010 is anticipated to be $4.07, as compared to $11.62 at December 31, 2009.

The Company’s expects to report that its key performance measures are down in 2010 compared to 2009, primarily due to the significant provision for loan losses expected to be recorded and the valuation allowance established for the deferred tax asset in 2010. Return on average assets is expected to equal (4.25%) in 2010 compared with (2.26%) in 2009 and (0.39%) in 2008. Return on average equity is expected to equal (68.47%) in 2010 compared with (25.73%) in 2009 and (3.30%) in 2008. The Company anticipates reporting that its total assets at December 31, 2010 decreased to $1.1 billion or a 14.0% decrease over the $1.3 billion at December 31, 2009. Total loans are expected to end 2010 at $950.4 million, a decrease of $81.5 million or 7.9% from December 31, 2009.

The Company expects to report that the Company and the Bank were considered “undercapitalized” as of December 31, 2010. The Company expects to report that at December 31, 2010: (i) the Total Risk Based Capital ratio of the Company was 6.78% and the ratio of the Bank was 6.88%; (ii) the Tier 1 Risk Based Capital ratio was 4.21% for the Company and 5.53% for the Bank; and (iii) the Leverage ratio was 3.21% for the Company and 4.21% for the Bank. The Company is currently working on a capital plan to increase the capital to return to a “well capitalized” status.

Going Concern. Due to the Company’s 2010 financial results, the substantial uncertainty throughout the U.S. banking industry, the written agreement the Company has executed with its federal and state banking regulators and the Bank’s undercapitalized status, the Company expects the report of the Company’s independent auditors on the Company’s consolidated financial statements to contain an explanatory paragraph indicating that current conditions raise substantial doubt with respect to the Company’s ability to continue as a going concern.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting. The Company expects to report that the Company’s disclosure controls and procedures were not effective as of December 31, 2010. The Company also expects to report that the Company’s internal control over financial reporting was not effective as of December 31, 2010 due to several material weaknesses identified by management during testing of internal controls.

Disclosure Regarding Forward-Looking Statements. Certain statements contained in this Form 12b-25 that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in the Company’s future filings with the Securities and Exchange Commission (the “SEC”), in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) anticipated results of operation and financial condition for the year ended and as of December 31, 2010, (ii) expected determinations with respect to the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting, (iii) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (iv) statements of plans, objectives and expectations of the Company or its management or Board of Directors, including those relating to products or services; (v) statements of future economic performance; and (vi) statements of assumptions underlying such statements. Words such as “believes”, “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the risk factors contained in the Company’s Form 10-K for the fiscal year ended December 31, 2009 and other filings with the SEC. Forward-looking statements speak only as of the date on which such statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Commonwealth Bankshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2011	By:	/s/ Cynthia A. Sabol
Cynthia A. Sabol
Executive Vice President & Chief Financial Officer